Exhibit 99.3

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(€ million)	2015[1]	2014[1]	2013[1]	2012[2]	2011[2]
Earnings:
Income before tax and associates	5,243	5,658	4,484	5,772	5,257
Fixed charges	444	463	478	515	533
Distributed income of equity investees	123	122	(1)	600	1,722
Interest capitalized	(15)	(20)	(25)	(27)	(44)
Amortization of capitalized interest	19	18	16	14	12

Total earnings	5,814	6,241	4,952	6,874	7,480

Fixed charges:
Interest expensed	316	337	340	390	381
Interest capitalized	15	20	25	27	44
Interest within rental expense	113	106	113	98	108

Total fixed charges	444	463	478	515	533

Ratio of earnings to fixed charges	13.1x	13.5x	10.4x	13.3x	14.0x

[1]	Excluding the held-for-exchange Animal Health business, which is presented in a separate line item in the consolidated income statements for 2015, 2014 and 2013 in application of IFRS 5.
[2]	Including the Animal Health business. For 2012 and 2011, it is not practicable to provide information excluding the Animal Health business without unreasonable effort or expense.